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                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                          (Amendment No. _____)



                    Securities and Exchange Commission
                         Washington, D.C. 20549



                          INTILE DESIGNS, INC.
                            (Name of Issuer)

          Common                              461157406
     (Title of Class of Securities)          (CUSIP Number)


  Vance M. Arnold, Executive Vice President, Renaissance Capital Group, Inc.
        8080 N. Central Expressway, Suite 210 LB 59; Dallas, TX 75206
                                (214) 891-8294
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 27, 1997
           (Date of Event which Requires Filing of this Statement)
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1. Names of Reporting Person S.S. or I.R.S. Identification No.
     a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
     b.   Renaissance US Growth & Income Trust PLC


2. Check the Appropriate Box if a Member of a Group
     (a)        XX
     (b)

3. SEC Use Only____________________________________________________________

4. Source of Funds     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)    None

6. Citizenship or Place of Organization
     a.      Texas                      b.    England

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole voting Power     (a) 500,000      (b) 500,000
(8)  Shared Voting Power      0
(9)  Sole Dispositive Power     (a) 500,000      (b) 500,000
(10) Shared Dispositive Power      0

11. Aggregate Amount Beneficially Owned be Each Reporting Person     0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None

13. Percent of Class Represented by Amount in Row (11)
   (a) 10.45%        (b) 10.45%

14. Type of Reporting Person   IV
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                                 SCHEDULE 13D
                        Filed Pursuant to Rule 13D-1

Item 1. Security and Issuer

     500,000 shares common stock by and between Intile Designs, Inc. and Renaissance Capital Growth & Income Fund III, Inc.

     500,000 shares common stock by and between Intile Designs, Inc. and Renaissance U.S. Growth & Income Trust, PLC.

     Intile Designs, Inc.                     Company
     9716 Old Katy Road, Suite 110
     Houston, TX 77055

Item 2. Identity and Background

a,b,c     Renaissance Capital Growth &
          Income Fund III, Inc.                Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance U.S. Growth & Income
          Trust, PLC                         Filer
          8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Group, Inc.Investment Advisor to the Filers 8080 N. Central Expressway, Suite 210
          Dallas, Texas 75206

          Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq.

          Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

          The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Barbe Butschek, Senior Vice President,
                         Corporate Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Robert C. Pearson, Senior Vice President
                    Norman D. Cox, Vice President
                    Mardon M. Navalta, Vice President
                    John A. Schmit, Vice President
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          Renaissance Capital Group, Inc. a Texas corporation, is the
          Investment Advisor and is responsible for the administration and investment of the Filer's investment portfolio. Renaissance Capital Group, Inc. has a profit interest of up to 20% of the Filer's capital gains.

     d.   None
     e.   None
     f.   Texas

Item 3. Source and Amount of Funds or Other Consideration

     The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4. Purpose of Transaction

     The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940. The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5. Interest in Securities of the Issuer

     a. The Filer s on February 27, 1997 each purchased 10 units of 150,000 shares at a purchase price of $50,000 per unit. Total purchase price each was $500,000. On March 15, 1997, the Company effected a 3 for 1 stock split and issued share certificates for 500,000 shares. The total number of shares beneficially owned by both Filers combined, 1,000,000 shares, represents 20.9% of the Company s outstanding stock. These shares represent all of the Filer s ownership. Renaissance Capital Group, Inc. has a profit interest of up to 20%.

     b.   All the shares mentioned in (a) above.

     c.   None.

     d.   N/A

     e.   N/A
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Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

     The Company granted the Filer the option to name member to the board of directors of the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.

Item 7. Persons Retained, Employed or to be Compensated

          Not Applicable

Item 8. Material to be Filed as Exhibits

          Not Applicable




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 20, 1998

By:  Renaissance Capital Growth & Income Fund III, Inc.
     Renaissance Capital Group, Inc., Investment Advisor




By:  ________________________________
     Vance M. Arnold
     Executive Vice President


By:  Renaissance US Growth & Income Trust, PLC
     Renaissance Capital Group, Inc., Investment Manager




By:  ________________________________
     Vance M. Arnold
     Executive Vice President
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